Exhibit 99.1

Blake, Cassels & Graydol LLP Barristers & Solicitors Patent & Trade-mark Agents 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary AB T2P 4J8 Canada Tel: 403-260-9600 Fax: 403-260-9700

November 3, 2023	Reference: 85385/143

The Securities and Exchange Commission

Re:	Prospectus Supplement of Cenovus Energy Inc. (the “Registrant”)

We have acted as Canadian counsel to the Registrant in connection with the prospectus supplement dated November 3, 2023 (the “U.S. Prospectus Supplement”), included as part of the registration statement on Form F-10 (Registration No. 333-275322) of the Registrant, filed by the Registrant with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).

We hereby consent to references to our firm name under the headings “Enforceability of Civil Liabilities”, “Risk Factors” and “Legal Matters” in the U.S. Prospectus Supplement and to the reference to our advice under the headings “Enforceability of Civil Liabilities” and “Risk Factors” in the U.S. Prospectus Supplement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the rules thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP

TORONTO CALGARY VANCOUVER MONTRÉAL OTTAWA NEW YORK LONDON
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